VILLAGE ROADSHOW LIMITED

RECEIVED
2004 MAY 13 A 10:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Web Site: www.villageroadshow.com.au

04030021

5 May 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
MAY 17 2004
THOMSON
FINANCIAL

S Hulls
Corporate Administrator

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

7 April 2004

ON-MARKET BUY-BACK OF A CLASS PREFERENCE SHARES

Further to Village Roadshow's announcement on 31 March 2004, the Directors continue to be of the view that a number of shareholders wish to dispose of their A Class Preference shares.

As a result, the Directors have resolved to now only proceed with a further on-market buy-back of up to 50 million Preference shares. The buy-back will be funded from internal cash reserves and existing undrawn lines of credit.

Managing Director, Mr Graham Burke said, "This buy-back, together with the 90 million Preference shares bought back last month, will give the majority of Preference shareholders who wish to sell, the opportunity to do so. Alternatively, Preference shareholders who wish to hold their shares for the longer term can share in the opportunity for any capital growth into the future."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	160,129,033
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 7 April 2004

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS Securities Australia Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The maximum number of shares is 50,000,000 A Class Preference shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends that the buy-back be of unlimited duration
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 8 April 2004
Company Secretary

Print name: S L Driscoll

== == == == ==

ASIC registered agent number

lodging party or agent name R Cosentino

office, level, building name or PO Box no.

street number & name 206 Bourke Street

suburb/city Melbourne state/territory Vic postcode 3000

telephone (03) 9667 6534

facsimile (03) 9653 1931

DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notice of

intention to carry out a share buy-back

form **281**

Corporations Act 2001

257F(2)(b)

Company name Village Roadshow Limited

A.C.N. 010 670 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back / / to / / Unlimited (see ASX announcement 07/04/04).	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S L Driscoll capacity Secretary

sign here date 08/04/04

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
* if it is not - the agreement is entered into (S. 257F).

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER EDWIN FOO
Date of last notice	23 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	27 April to 28 April 2004
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Name of Director: PETER EDWIN . JO
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: PETER EDWIN FOO
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Peter Edwin Foo	5,000	5,000			
Dogfight Two Pty Ltd	40,000 (14,000) (10,753) (15,257)	0	27-Apr-04 27-Apr-04 28-Apr-04	$1.28 $1.29 $1.28	Director and Shareholder of Dogfight Two Pty Ltd
TOTAL		5,000			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			